
May 27, 2009

via U.S. mail and facsimile

Mr. Arnold Klann, Chief Executive Officer
Bluefire Ethanol Fuels, Inc.
31 Musick
Irvine, CA 92618

> **RE: Bluefire Ethanol Fuels, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed May 22, 2009**
> **File # 000-52361**

Dear Mr. Klann:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note your response to comment 3 in our letter dated May 18, 2009, whereby you have stated you have filed an updated letter from your former accountant as Exhibit 16. However, the last paragraph in the amended Form 8-K discloses that the letter is filed as Exhibit 16.1 to the original Current Report on Form 8-K filed on May 11, 2009. Therefore, as originally requested, since you have made changes to the Form 8-K to comply with our comments, an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K must be obtained and filed.   In this regard, it is not sufficient to refer to the accountant letter filed with earlier Forms 8-K.

Please furnish your supplemental response via EDGAR in response to this comment within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant